UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras announces start of binding phase for the sale of onshore fields in Tucano Sul Cluster

Rio de Janeiro, September 20, 2019—Petróleo Brasileiro S.A.—Petrobras, following up on the release dated 07/25/2019, reports the beginning of the binding phase regarding the sale of its interest in four onshore exploration and production concessions, located in the state of Bahia, jointly called Tucano Sul Cluster.

Qualified parties for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This release complies with Petrobras’ divestment methodology, which is in accordance with the provisions of the special procedure for the sale of the rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9.355/2018.

This operation is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

About Tucano Sul Cluster

The Tucano Sul Cluster comprises four onshore concessions: Fazenda Matinha, Conceição, Quererá and Fazenda Santa Rosa fields, located in the state of Bahia, in the Tucano Basin ( located between Jatobá and Recôncavo basins), next to the municipalities of Biritingas and Sátiro Dias. Petrobras is the operator with 100% interest of these fields, which, in 2018, had an average total production of about 29.2 thousand m3/day of gas.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer